UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 45)*

THE WENDY’S COMPANY
(Name of Issuer)

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

95058W100
(CUSIP Number)
PETER W. MAY 280 PARK AVENUE NEW YORK, NEW YORK 10017 TEL. NO.: (212) 451-3000	BRIAN L. SCHORR, ESQ. CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 95058W100 Page 2 of 20
1	NAME OF REPORTING PERSON NELSON PELTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 79,771,187
	9	SOLE DISPOSITIVE POWER (See Item 5) 13,944,015
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 79,771,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.95%*
14	TYPE OF REPORTING PERSON IN

*  This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100 Page 3 of 20
1	NAME OF REPORTING PERSON PETER W. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 79,520,669
	9	SOLE DISPOSITIVE POWER (See Item 5) 7,569,819
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 79,520,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.88%*
14	TYPE OF REPORTING PERSON IN

*  This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100 Page 4 of 20
1	NAME OF REPORTING PERSON EDWARD P. GARDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 342,423
	8	SHARED VOTING POWER (See Item 5) 57,616,470
	9	SOLE DISPOSITIVE POWER (See Item 5) 342,423
	10	SHARED DISPOSITIVE POWER (See Item 5) 57,616,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 57,958,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.95%*
14	TYPE OF REPORTING PERSON IN

*  This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100 Page 5 of 20
1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 57,616,470
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 57,616,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 57,616,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.85%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100 Page 6 of 20
1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 57,616,470
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 57,616,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 57,616,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.85%*
14	TYPE OF REPORTING PERSON OO

*  This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100 Page 7 of 20
1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 17,577
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 17,577
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 17,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.005%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100 Page 8 of 20
1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 17,577
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 17,577
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 17,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.005%*
14	TYPE OF REPORTING PERSON OO

*  This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100 Page 9 of 20
1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 16,374,378
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 16,374,378
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 16,374,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.51%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100 Page 10 of 20
1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 35,142,263
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 35,142,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 35,142,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.67%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100 Page 11 of 20
1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,655,446
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,655,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,655,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

CUSIP NO. 95058W100 Page 12 of 20
1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 4,426,806
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 4,426,806
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 4,426,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.22%*
14	TYPE OF REPORTING PERSON PN

*  This percentage is calculated based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015.

AMENDMENT NO. 45 TO SCHEDULE 13D

This Amendment No. 45 amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 23, 2008, as amended by Amendment No. 27 dated September 25, 2008, as amended by Amendment No. 28 dated October 1, 2008 (“Amendment 28”), as amended by Amendment No. 29 dated October 8, 2008, as amended by Amendment No. 30 dated November 6, 2008, as amended by Amendment No. 31 dated November 25, 2008, as amended by Amendment No. 32 dated December 5, 2008, as amended by Amendment No. 33 dated December 8, 2008, as amended by Amendment No. 34 dated December 11, 2008, as amended by Amendment 35 dated April 1, 2009, as amended by Amendment 36 dated March 9, 2010, as amended by Amendment 37 dated June 10, 2010, as amended by Amendment 38 dated February 2, 2011, as amended by Amendment 39 dated December 1, 2011 as amended by Amendment No. 40 dated February 6, 2012, as amended by Amendment No. 41 dated January 14, 2014, as amended by Amendment No. 42 dated January 15, 2014, as amended by Amendment No. 43 dated September 18, 2014, and as amended by Amendment No. 44 dated June 3, 2015 (“Amendment No. 44”) (the Original Statement, as so amended shall be known as the “Statement”), with respect to the (i) the Common Stock, par value $.10 per share (the “Common Stock”), of The Wendy’s Company (the “Company,” formerly known as Wendy’s/Arby’s Group, Inc. and, before that, Triarc Companies, Inc., a Delaware corporation (“Triarc”) and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation) for periods commencing on or after May 28, 2009, (ii) the Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy’s described in Item 4) and of the Company for the period commencing on September 30, 2008 and ending on May 27, 2009 (the “Class A Common Stock”), and (iii) for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the “Class B Common Stock”).  Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement (including, without limitation, to “Item 4. Purpose of Transaction”). As noted in Amendment Nos. 14 through 28, all references in the Statement to “Common Stock” shall, for periods prior to September 29, 2008, the date of the closing of the acquisition of Wendy’s (see Item 4), be deemed to refer to the Class A Common Stock of Triarc.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by the following:

Since the filing of Amendment No. 44, each of Messrs. Peltz and May, in their capacities as directors of the Company, received 178 shares of Common Stock on June 9, 2015 from the Company in lieu of a Board of Directors meeting fee pursuant to the terms of the Company’s 2010 Omnibus Award Plan.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

On June 3, 2015, the Company commenced a modified “Dutch auction” tender offer to repurchase shares of Common Stock for an aggregate purchase price of up to $639.0 million (the “Offer”).  As previously noted in this Statement, at the Company’s request, the Trian Group determined that they will not tender or sell any of their shares of Common Stock in the Offer.  Instead, they will sell a portion of their shares of Common Stock to the Company following completion of the Offer pursuant to the terms and conditions of a purchase agreement among the Trian Group and the Company (the “Purchase Agreement”) and, as part of the same plan, effect sales in the open market and/or privately negotiated transactions during the pendency of or, subject to applicable law and applicable policies and practices of the Company, after consummation of the Offer.   The privately negotiated transaction occurring on June 18, 2015 that is described in Item 5(c) of this Statement was made as part of this plan. The number of shares the Trian Group plans to sell is designed to result in at least a 20% reduction of the Trian Group’s ownership of Common Stock in order to avoid adverse federal income tax consequences. As previously noted in this Statement, the Trian Group plans to reduce the aggregate percentage of Common Stock held by the Trian Group to not less than 17% and not more than 19.68% of the outstanding shares of Common Stock following the consummation of the Offer, the sale contemplated by the Purchase Agreement and the related sales made as part of the same plan.

Item 5.  Interest in Securities of the Issuer

(1)  Part (a) of Item 5 of the Statement is amended by deleting (i) the eleventh through seventeenth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 13,944,015 shares of Common Stock.  Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. Peltz within 60 days of the date of this Statement.  Mr. May directly owns and has the sole power to dispose of and the shared power to vote 7,569,819 shares of Common Stock.  Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. May within 60 days of the date of this Statement.  Mr. Garden directly owns and has the sole power to dispose of and vote 342,423 shares of Common Stock.  Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. Garden within 60 days of the date of this Statement.

Claudia Peltz, Mr. Peltz’s wife, is the beneficial owner of 62,818 shares of Common Stock.  These shares were previously beneficially owned by the Peltz L.P., the general partner of which was a limited liability company of which Ms. Peltz was the sole member.  The Peltz 2009 Family Trust is the beneficial owner of 186,373 shares of Common Stock.  Mrs. Peltz, one of Mr. Peltz’s adult children and an unrelated person serve as the trustees of the Peltz 2009 Family Trust.  The shares held by the Peltz 2009 Family Trust were previously beneficially owned by the NP 2009 GRAT, a trust of which Mr. Peltz was the sole trustee.  In addition, certain of Mr. Peltz’s children are the beneficial owners of 114,526 shares of Common Stock, including 113,992 shares of Common Stock beneficially owned by certain of Mr. Peltz’ minor children (the “Peltz Minor Children”), and 534 shares of Common Stock beneficially owned by certain of Mr. Peltz’s adult children that live in his household (the “Peltz Adult Children”).  Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by Ms. Peltz, the Peltz 2009 Family Trust and his children.  Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 277,166 shares of Common Stock.  Mr. and Mrs. Peltz, one of their adult children and an unrelated person serve as the trustees of the Peltz Family Foundation. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz Family Foundation.  Mr. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 90,000 shares of Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation.  Mr. May may be deemed to beneficially own the shares of Common Stock owned by the May Family Foundation.  Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 7,569,819 shares of the Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation, but including shares issuable with respect to stock options exercisable by Mr. May within 60 days  of the date of this Statement), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 13,944,015 shares of the Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by Ms. Peltz, the Peltz Adult Children and the Peltz Family Foundation, but including shares issuable with respect to stock options exercisable by Mr. Peltz within 60 days  of the date of this Statement).  Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 16,374,378 shares of Common Stock, Trian Master Fund directly owns 35,142,263 shares of Common Stock, Parallel Fund I directly owns 1,655,446 shares of Common Stock, Trian GP directly owns 17,577 shares of Common Stock and Strategic Fund directly owns 4,426,806 shares of Common Stock.  Mr. Peltz, Mr. May and Mr. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund, Trian GP, Trian GP LLC, Trian Management and Trian Management GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Common Stock owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund and Trian GP.  Mr. Peltz, Mr. May and Mr. Garden disclaim beneficial ownership of such shares.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 79,771,187 shares of Common Stock (including shares of Common Stock beneficially owned by Mr. May, Ms. Peltz, the Peltz 2009 Family Trust, Mr. Peltz’s children (including the Peltz Adult Children), the Peltz Family Foundation, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I and Strategic Fund, but excluding shares beneficially owned by the May Family Foundation), representing approximately 21.95% of the outstanding shares of Common Stock.  In addition, Mr. May may be deemed to beneficially own an aggregate of 79,520,669 shares of Common Stock (including shares of Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Trian GP, Parallel Fund I and Strategic Fund, but excluding shares beneficially owned by Ms. Peltz, the Peltz Adult Children and the Peltz Family Foundation), representing approximately 21.88% of the outstanding shares of Common Stock.  Mr. Garden may be deemed to beneficially own an aggregate of 57,958,893 shares of Common Stock (including shares of Common Stock beneficially owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Strategic Fund and Trian GP), representing approximately 15.95% of the outstanding shares of Common Stock.

(2)  Item 5 of the Statement is hereby amended and supplemented by deleting Part (a) and the first and second paragraphs of Part (b) of Item 5 of Amendment No. 43 and replacing them with the following:

(a)  As of 4:00 p.m., New York City time, on June 18, 2015, the Filing Persons beneficially owned, in the aggregate, 80,203,610 shares of Common Stock, representing approximately 22.06% of the outstanding Common Stock (based upon 363,458,742 shares of Common Stock outstanding as of May 29, 2015, as reported in the Company’s Schedule TO, filed on June 3, 2015).

(b)  Each of Trian Onshore, Trian Master Fund, Parallel Fund I, Trian GP and Strategic Fund beneficially and directly owns and has sole voting power and sole dispositive power with regard to 16,374,378, 35,142,263, 1,655,446, 17,577 and 4,426,806 shares of Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I and Strategic Fund (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian Onshore, Trian Master Fund, Parallel Fund I and Strategic Fund directly and beneficially own.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP directly and beneficially owns.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP LLC directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.

(3)  Part (c) of Item 5 of the Statement is hereby amended and supplemented by the following:

Since the filing of Amendment No. 44, each of Messrs. Peltz and May, in their capacities as directors of the Company, received 178 shares of Common Stock on June 9, 2015, from the Company in lieu of a Board of Directors meeting fee pursuant to the terms of the Company’s 2010 Omnibus Award Plan.

The following table sets forth all the transactions with respect to shares of Common Stock since the filing of Amendment No. 44, inclusive of all transactions effected through 4:00 p.m., New York City time, on June 18, 2015.  All such transactions in the table were effected in a privately-negotiated transaction.  The prices set forth in the table do not include commissions.

	Date	Shares	Price	Type
Nelson Peltz	6/18/15	1,738,577	11.37	Sale
Peter May	6/18/15	768,898	11.37	Sale
Edward Garden	6/18/15	42,695	11.37	Sale
Peltz Adult Children	6/18/15	66	11.37	Sale
Peltz Minor Children	6/18/15	14,212	11.37	Sale
Claudia Peltz	6/18/15	7,832	11.37	Sale
Peltz Family Foundation	6/18/15	34,558	11.37	Sale
Peltz 2009 Family Trust	6/18/15	23,238	11.37	Sale
May Family Foundation	6/18/15	186,149	11.37	Sale
Trian Master Fund	6/18/15	4,381,631	11.37	Sale
Trian Onshore	6/18/15	2,041,601	11.37	Sale
Trian GP	6/18/15	2,192	11.37	Sale
Strategic Fund	6/18/15	551,946	11.37	Sale
Parallel Fund I	6/18/15	206,405	11.37	Sale

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2015
TRIAN PARTNERS GP, L.P.

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member
TRIAN PARTNERS GENERAL PARTNER, LLC

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member
TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member
TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member
TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member
TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member
TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By:	Trian Partners Strategic Investment Fund GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund General Partner, LLC, its general partner

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member
/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

EXHIBIT INDEX
EXHIBIT	DESCRIPTION	PAGE NO.
1	Stock Purchase Agreement dated as of October 1, 1992 by and between the Purchaser, Posner, Posner Trust and Security Management.	Filed with Original Statement
2	Exchange Agreement dated as of October 12, 1992 between the Company and Security Management.	Filed with Original Statement
3	Agreement dated as of October 1, 1992 between the Company and the Purchaser.	Filed with Original Statement
4	Agreement of Limited Partnership of the Purchaser dated as of September 25, 1992.	Filed with Original Statement
5	Joint Filing Agreement of the Purchaser, Peltz and May.	Filed with Amendment No. 14
6	Memorandum of Understanding, dated January 21, 1993, by and between the Purchaser and William A. Ehrman, individually and derivatively on behalf of SEPSCO.	Filed with Amendment No. 2
7
Letter dated January 25, 1993 from Steven Posner to the Purchaser Filed with Amendment (including proposed terms and conditions of Consulting Agreement to be No. 2 entered into between the Company and Steven Posner).
Filed with Amendment No. 2
8	Undertaking and Agreement, dated February 9, 1993, executed by the Purchaser.	Filed with Amendment No. 3
9	Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 4
10	Citibank Loan Documents (Exhibits and Schedule omitted).	Filed with Amendment No. 4
11	Republic Loan Documents (Exhibits and Schedules omitted).	Filed with Amendment No. 4
12	Pledge and Security Agreement, dated as of April 5, 1993, between the Purchaser and Citibank.	Filed with Amendment No. 5
13	Custodial Loan Documents.	Filed with Amendment No. 5
14	Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon Kalvaria.	Filed with Amendment No. 6
15	Amended and Restated Pledge and Security Agreement, dated as of July 25, 1994 between the Purchaser and Citibank.	Filed with Amendment No. 6
16	Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
17	Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
18	Amendment No. 4 dated a January 1, 1995 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
19	Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
20	BOA Loan documents, as amended (Exhibits and Schedules omitted).	Filed with Amendment No. 22
21	Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W. May to the Company.	Filed with Amendment No. 8
22	Press release, issued by the Company, dated October 12, 1998.	Filed with Amendment No. 8
23	Letter, dated October 12, 1998, from the Company to Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 8
24	Press release issued by the Company, dated March 10, 1999.	Filed with Amendment No. 9
25	Amended and Restated Agreement of Limited Partnership of the Purchaser, amended and restated as of November 11, 2002.	Filed with Amendment No. 11
26	Pledge Agreement dated April 2, 2001, made by Peltz Family Limited Partnership, in favor of Bank of America, N.A.	Filed with Amendment No. 13
27	Pledge and Security Agreement dated April 2, 2003, made by Peter W. May, in favor of Bank of America, N.A. (Schedule II omitted).	Filed with Amendment No. 13
28	Voting Agreement, dated June 26, 2004, by and among Messrs. Nelson Peltz, Peter W. May and Gregory H. Sachs.	Filed with Amendment No. 18
29	Voting Agreement dated July 23, 2004, between Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 19
30	Pledge and Security Agreement dated July 23, 2004, made by Nelson Peltz, in favor of Bank of America, N.A., as amended (Schedule I omitted).	Filed with Amendment No. 22
31	Amendment No. 1 to Pledge and Security Agreement dated July 23, 2004, made by Peter W. May, in favor of Bank of America, N.A.	Filed with Amendment No. 19
32	Agreement and Plan of Merger, dated April 23, 2008, by and among Triarc, Wendy’s and Green Merger Sub.	Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
33	Voting Agreement, dated as of April 23, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
34	Joint Filing Agreement of the Filing Persons.	Filed with Amendment No. 25.
35	Amended and Restated Voting Agreement, dated as of August 14, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Annex J to the Company's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 20, 2008.
36	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 28.
37
Amendment No. 1 to Agreement, dated as of April 1, 2009, by and among the Company, Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden.
Filed with Amendment 35.
38
Agreement dated November 5, 2008 by and between Wendy’s/Arby’s Group, Inc. and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Parallel Fund II, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.
Filed as Exhibit (d)(6) to the Combined Schedule TO and Amendment 30 to Schedule 13D.
39
Agreement dated December 1, 2011 by and between The Wendy’s Company and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners GP, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.
Filed with Amendment 39.
40	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 40.
41	Partial Release and Fourteenth Omnibus Amendment, dated as of August 18, 2014, to the Amended Documents referred to therein by and among Peter W. May, Leni May and Bank of America, N.A.	Filed with Amendment 43.
42	Partial Release and Eighth Omnibus Amendment, dated as of September 17, 2014, to the Amended Documents referred to therein by and among Nelson Peltz, Claudia Peltz and Bank of America, N.A.	Filed with Amendment 43.
43	Stock Purchase Agreement dated June 2, 2015 between the Company and the persons listed on Schedule I thereto.	Filed with Amendment 44.